Davis Polk & Wardwell LLP 1050 17th Street, NW Washington, D.C. 20036 davispolk.com

June 12, 2025

VIA EDGAR

Ms. Yoon Choo

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	First Eagle Private Credit Fund (CIK No. 0001890107)

Preliminary Proxy Statement on Schedule 14A Filed on May 30, 2025

(File No. 814-01642) (the “Proxy Statement”)

Dear Ms. Choo:

On behalf of First Eagle Private Credit Fund (the “Company”), we are submitting this letter to respond to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Proxy Statement. The Staff’s comment was conveyed to the Company telephonically on May 5, 2025. Below is the Staff’s comment and the Company’s response thereto. The response is based on information provided by First Eagle Investment Management, LLC and First Eagle Alternative Credit, LLC (the “Advisers”) for the specific purpose of responding to the Staff’s comment. Defined terms used below have the same meanings as in the Proxy Statement.

1.

Comment: Please supplementally confirm that the conditions of Section 15(f) of the 1940 Act will be met with respect to the Transaction or supplementally explain why the Advisers are not relying on Section 15(f) of the 1940 Act.

Response: The Advisers confirm that the conditions of Section 15(f) of the 1940 Act will be met with respect to the Transaction.

Should the Staff have any questions concerning the above, please call the undersigned at (202) 962-7036.

Very truly yours,

/s/ Christopher P. Healey
Christopher P. Healey

cc:	David P. O’Connor, First Eagle Private Credit Fund

Sabrina Rusnak-Carlson, First Eagle Private Credit Fund